UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020	Commission File Number 001-33159
AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)
AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events
On November 10, 2020, AerCap Holdings N.V. filed its interim financial report for the quarter ended September 30, 2020.
The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-224192, 333-234028 and 333-235323 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019	5
Unaudited Condensed Consolidated Income Statements for the Three and Nine Months ended September 30, 2020 and 2019	6
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three and Nine Months ended September 30, 2020 and 2019	7
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2020 and 2019	8
Unaudited Condensed Consolidated Statements of Equity for the Three and Nine Months ended September 30, 2020 and 2019	11
Notes to the Unaudited Condensed Consolidated Financial Statements	13

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of September 30, 2020 and December 31, 2019

	Note	September 30, 2020	December 31, 2019
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$3,244,433	$1,121,396
Restricted cash	4	281,353	178,951
Trade receivables		189,950	47,935
Flight equipment held for operating leases, net	5	34,735,697	35,870,781
Net investment in finance and sales-type leases	6, 19	922,297	1,011,549
Flight equipment held for sale		3,575	336,592
Prepayments on flight equipment	23	2,710,270	2,954,478
Maintenance rights and lease premium, net	7	682,968	809,615
Other intangibles, net	7	229,928	307,394
Deferred income tax assets	14	105,447	95,077
Other assets (includes investment at fair value of $71.3 million)	8, 9	1,315,200	1,015,476
Total Assets		$44,421,118	$43,749,244

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	11	$1,147,571	$1,032,623
Accrued maintenance liability	12	1,828,246	2,190,159
Lessee deposit liability		594,631	747,790
Debt	13	31,087,112	29,486,131
Deferred income tax liabilities	14	884,069	910,336
Commitments and contingencies	23
Total Liabilities		35,541,629	34,367,039

Ordinary share capital, €0.01 par value, 350,000,000 ordinary shares authorized as of September 30, 2020 and December 31, 2019; 138,847,345 and 141,847,345 ordinary shares issued and 129,756,613 and 131,583,489 ordinary shares outstanding (including 2,163,670 and 2,354,318 shares of unvested restricted stock) as of September 30, 2020 and December 31, 2019, respectively	15, 20	1,721	1,754
Additional paid-in capital		2,089,932	2,209,462
Treasury shares, at cost (9,090,732 and 10,263,856 ordinary shares as of September 30, 2020 and December 31, 2019, respectively)	15	(492,033)	(537,341)
Accumulated other comprehensive loss		(168,946)	(93,587)
Accumulated retained earnings		7,380,699	7,734,609
Total AerCap Holdings N.V. shareholders’ equity		8,811,373	9,314,897
Non-controlling interest		68,116	67,308
Total Equity		8,879,489	9,382,205
Total Liabilities and Equity		$44,421,118	$43,749,244

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated Variable Interest Entities (“VIE”) for which creditors do not have recourse to our general credit:
Restricted cash		$176,073	$78,187
Flight equipment held for operating leases and held for sale		4,172,388	2,091,022
Other assets		72,303	64,908

Accrued maintenance liability		$113,313	$42,603
Debt		2,654,016	1,395,022
Other liabilities		286,019	81,335

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Income Statements
For the Three and Nine Months Ended September 30, 2020 and 2019

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2020	2019	2020	2019
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue:
Basic lease rents		$897,358	$1,066,584	$2,876,278	$3,218,934
Maintenance rents and other receipts		90,743	72,600	449,252	268,506
Total lease revenue		988,101	1,139,184	3,325,530	3,487,440
Net gain on sale of assets		7,151	40,519	75,519	140,217
Other income	17	31,304	14,382	60,963	52,731
Total Revenues and other income		1,026,556	1,194,085	3,462,012	3,680,388
Expenses
Depreciation and amortization	5, 7	415,970	415,313	1,243,586	1,260,255
Asset impairment	18	972,921	31,168	1,060,289	54,018
Interest expense		307,316	312,311	937,691	978,931
Loss on debt extinguishment		42,835	—	42,835	—
Leasing expenses		51,211	44,080	232,082	201,045
Selling, general and administrative expenses	16	60,918	64,712	178,415	196,128
Total Expenses		1,851,171	867,584	3,694,898	2,690,377

Unrealized loss on investment at fair value	9	(128,363)	—	(114,421)	—

(Loss) income before income taxes and income of investments accounted for under the equity method		(952,978)	326,501	(347,307)	990,011
Benefit (provision) for income taxes	14	106,077	(42,445)	24,311	(128,701)
Equity in net earnings of investments accounted for under the equity method		(3,901)	(12,065)	(397)	(8,028)
Net (loss) income		$(850,802)	$271,991	$(323,393)	$853,282
Net loss (income) attributable to non-controlling interest		873	(1,701)	(3,651)	(17,346)
Net (loss) income attributable to AerCap Holdings N.V.		$(849,929)	$270,290	$(327,044)	$835,936

Basic (loss) earnings per share	20	$(6.66)	$2.03	$(2.56)	$6.16
Diluted (loss) earnings per share	20	$(6.66)	$2.01	$(2.56)	$6.10

Weighted average shares outstanding - basic		127,589,905	133,182,744	127,771,182	135,732,923
Weighted average shares outstanding - diluted		127,589,905	134,175,597	127,771,182	136,990,028

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Three and Nine Months Ended September 30, 2020 and 2019

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(U.S. Dollars in thousands)
Net (loss) income	$(850,802)	$271,991	$(323,393)	$853,282

Other comprehensive income (loss):
Net change in fair value of derivatives (Note 10), net of tax of $(1,600), $1,748, $10,766 and $15,188, respectively	11,200	(12,239)	(75,359)	(106,315)
Total other comprehensive income (loss)	11,200	(12,239)	(75,359)	(106,315)

Comprehensive (loss) income	(839,602)	259,752	(398,752)	746,967
Comprehensive loss (income) attributable to non-controlling interest	873	(1,701)	(3,651)	(17,346)
Total comprehensive (loss) income attributable to AerCap Holdings N.V.	$(838,729)	$258,051	$(402,403)	$729,621

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2020 and 2019

	Nine Months Ended September 30,
	2020	2019
	(U.S. Dollars in thousands)
Net (loss) income	$(323,393)	$853,282
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	1,243,586	1,260,255
Asset impairment	1,060,289	54,018
Amortization of debt issuance costs, debt discount, debt premium and lease premium	45,802	61,297
Amortization of fair value adjustments on debt	(41,418)	(62,361)
Maintenance rights write-off (a)	101,791	174,544
Maintenance liability release to income	(297,815)	(143,316)
Net gain on sale of assets	(75,519)	(140,217)
Deferred income taxes	(21,737)	131,708
Collections of finance and sales-type leases	47,117	72,775
Unrealized loss on investment at fair value	114,421	—
Loss on debt extinguishment	42,835	—
Other	200,450	134,416
Changes in operating assets and liabilities:
Trade receivables	(148,184)	(15,424)
Other assets	(382,914)	(7,053)
Accounts payable, accrued expenses and other liabilities	(87,468)	(36,561)
Net cash provided by operating activities	1,477,843	2,337,363
Purchase of flight equipment	(306,048)	(2,396,722)
Proceeds from sale or disposal of assets	379,518	1,171,886
Prepayments on flight equipment	(564,927)	(1,015,332)
Other	—	(17)
Net cash used in investing activities	(491,457)	(2,240,185)
Issuance of debt	10,165,837	5,339,455
Repayment of debt	(8,451,299)	(5,523,401)
Debt issuance and extinguishment costs paid, net of debt premium received	(145,260)	(18,524)
Maintenance payments received	266,654	564,374
Maintenance payments returned	(312,136)	(249,382)
Security deposits received	53,915	199,091
Security deposits returned	(216,975)	(194,841)
Dividend paid to non-controlling interest holders and others	(2,843)	(4,837)
Repurchase of shares and tax withholdings on share-based compensation	(119,779)	(425,609)
Net cash provided by (used in) financing activities	1,238,114	(313,674)
Net increase (decrease) in cash, cash equivalents and restricted cash	2,224,500	(216,496)
Effect of exchange rate changes	939	(1,926)
Cash, cash equivalents and restricted cash at beginning of period	1,300,347	1,415,035
Cash, cash equivalents and restricted cash at end of period	$3,525,786	$1,196,613

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2020 and 2019

	Nine Months Ended September 30,
	2020	2019
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$946,322	$971,055
Income taxes (refunded), net paid	(7,286)	303

(a)Maintenance rights write-off consisted of the following:

End of Lease (“EOL”) and Maintenance Reserved (“MR”) contract maintenance rights expense	$39,719	$51,431
MR contract maintenance rights write-off due to maintenance liability release	18,117	11,338
EOL contract maintenance rights write-off due to cash receipt	43,954	111,775
Maintenance rights write-off	$101,790	$174,544

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Nine Months Ended September 30, 2020 and 2019

Non-Cash Investing and Financing Activities

Nine Months Ended September 30, 2020:
Flight equipment held for operating leases in the amount of $37.7 million was reclassified to net investment in finance and sales-type leases.
Flight equipment held for operating leases in the amount of $81.0 million was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $95.0 million was settled with buyers upon sale or disposal of assets.
Other assets and Accounts payable, accrued expenses and other liabilities each increased by $185.7 million due to the Norwegian Air Shuttle ASA (“NAS”) recapitalization. Please refer to Note 9—Investments for further details.

Nine Months Ended September 30, 2019:
Flight equipment held for operating leases in the amount of $114.6 million was reclassified to net investment in finance and sales-type leases.
Flight equipment held for operating leases in the amount of $1.6 billion was reclassified to flight equipment held for sale.
Accrued maintenance liability in the amount of $141.5 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity
For the Three Months Ended September 30, 2020 and 2019

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of June 30, 2020	138,847,345	$1,721	$2,076,149	$(496,217)	$(180,146)	$8,232,470	$9,633,977	$69,086	$9,703,063
Dividends paid	—	—	—	—	—	—	—	(97)	(97)
Ordinary shares issued, net of tax withholdings	—	—	(3,221)	4,184	—	(1,842)	(879)	—	(879)
Share-based compensation	—	—	17,004	—	—	—	17,004	—	17,004
Total comprehensive income (loss)	—	—	—	—	11,200	(849,929)	(838,729)	(873)	(839,602)
Balance as of September 30, 2020	138,847,345	$1,721	$2,089,932	$(492,033)	$(168,946)	$7,380,699	$8,811,373	$68,116	$8,879,489

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of June 30, 2019	146,847,345	$1,810	$2,444,458	$(494,545)	$(95,900)	$7,157,186	$9,013,009	$65,166	$9,078,175
Dividends paid	—	—	—	—	—	—	—	(1,792)	(1,792)
Repurchase of shares	—	—	—	(103,904)	—	—	(103,904)	—	(103,904)
Share cancellation	—	—	—	—	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(11,923)	7,364	—	(3,382)	(7,941)	—	(7,941)
Share-based compensation	—	—	15,701	—	—	—	15,701	—	15,701
Total comprehensive income (loss)	—	—	—	—	(12,239)	270,290	258,051	1,701	259,752
Balance as of September 30, 2019	146,847,345	$1,810	$2,448,236	$(591,085)	$(108,139)	$7,424,094	$9,174,916	$65,075	$9,239,991

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Equity
For the Nine Months Ended September 30, 2020 and 2019

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2019	141,847,345	$1,754	$2,209,462	$(537,341)	$(93,587)	$7,734,609	$9,314,897	$67,308	$9,382,205
Dividends paid	—	—	—	—	—	—	—	(2,843)	(2,843)
Repurchase of shares	—	—	—	(117,302)	—	—	(117,302)	—	(117,302)
Share cancellation	(3,000,000)	(33)	(149,203)	149,236	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(19,840)	13,374	—	(1,088)	(7,554)	—	(7,554)
Share-based compensation	—	—	49,513	—	—	—	49,513	—	49,513
Cumulative effect due to adoption of new accounting standard	—	—	—	—	—	(25,778)	(25,778)	—	(25,778)
Total comprehensive income (loss)	—	—	—	—	(75,359)	(327,044)	(402,403)	3,651	(398,752)
Balance as of September 30, 2020	138,847,345	$1,721	$2,089,932	$(492,033)	$(168,946)	$7,380,699	$8,811,373	$68,116	$8,879,489

	Number of ordinary shares issued	Ordinary share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Accumulated retained earnings	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
	(U.S. Dollars in thousands, except share data)
Balance as of December 31, 2018	151,847,345	$1,866	$2,712,417	$(476,085)	$(1,824)	$6,591,674	$8,828,048	$52,566	$8,880,614
Dividends paid	—	—	—	—	—	—	—	(4,837)	(4,837)
Repurchase of shares	—	—	—	(410,238)	—	—	(410,238)	—	(410,238)
Share cancellation	(5,000,000)	(56)	(262,504)	262,560	—	—	—	—	—
Ordinary shares issued, net of tax withholdings	—	—	(53,406)	32,678	—	(3,516)	(24,244)	—	(24,244)
Share-based compensation	—	—	51,729	—	—	—	51,729	—	51,729
Total comprehensive income (loss)	—	—	—	—	(106,315)	835,936	729,621	17,346	746,967
Balance as of September 30, 2019	146,847,345	$1,810	$2,448,236	$(591,085)	$(108,139)	$7,424,094	$9,174,916	$65,075	$9,239,991

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
1. General
The Company
AerCap Holdings N.V. and its subsidiaries (“AerCap”, “we”, “us”, the “Company”) are the global leader in aircraft leasing. Our ordinary shares are listed on the New York Stock Exchange under the ticker symbol AER. Our headquarters is located in Dublin, and we have offices in Shannon, Los Angeles, Singapore, Amsterdam, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, The Boeing Company (“Boeing”) in Seattle and Airbus S.A.S. (“Airbus”) in Toulouse.
The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. was incorporated in the Netherlands as a public limited liability company (“naamloze vennootschap” or “N.V.”) on July 10, 2006.
2. Basis of presentation
General
Our Condensed Consolidated Financial Statements are presented in accordance with Accounting Principles Generally Accepted in the United States of America (“U.S. GAAP”).
We consolidate all companies in which we have direct and indirect legal or effective control and all VIEs for which we are deemed the Primary Beneficiary (“PB”) under Accounting Standards Codification (“ASC”) 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we have significant influence are reported using the equity method of accounting. For one investment we have elected the fair value method of accounting. Please refer to Note 9 —Investments for further details.
Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Our interim financial statements have been prepared pursuant to the rules of the U.S. Securities and Exchange Commission (“SEC”) and U.S. GAAP for interim financial reporting, and reflect all adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020. The results of operations for the three and nine months ended September 30, 2020 are not necessarily indicative of those for a full fiscal year.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivables, deferred income tax assets and accruals and reserves. Actual results may differ from our estimates under different conditions, sometimes materially.
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies
Revenue Recognition
We periodically evaluate the collectability of our operating lease contracts to determine the appropriate revenue recognition and measurement model to apply to each lessee. We cease accrual-based revenue recognition on an operating lease contract when the collection of the rental payments is no longer probable and we then recognize rental revenues using a cash accounting method (“Cash Accounting”). In the period we conclude that collection of lease payments is no longer probable, we recognize any difference between revenue amounts recognized to date under the accrual method and payments that have been collected from the lessee, including security deposit amounts held, as a current period adjustment to lease income. Subsequently, we recognize revenues based on the lesser of the straight-line rental income or the lease payments collected from the lessee until such time that collection is probable.
Our other significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020.
Recent accounting standards and policy elections adopted during 2020:
Allowance for credit losses
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (“ASC 326”). ASC 326 replaces the incurred loss methodology with an expected loss methodology referred to as the current expected credit loss (“CECL”) methodology. The CECL methodology utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for most financial assets measured at amortized cost and certain other instruments, including loan and other receivables and net investment in finance and sales-type leases. Our net investment in finance and sales-type leases and notes receivable are the primary financial assets within the scope of ASC 326. Our trade receivables related to aircraft operating leases are not within the scope of ASC 326.
On January 1, 2020, we adopted ASC 326 under a modified retrospective approach. As a result of adopting ASC 326, our allowance for credit losses will reflect our estimate of credit losses over the remaining expected life of the financial assets measured at amortized cost. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, will be recognized in earnings and classified within leasing expenses. These expected credit losses will be measured based on historical loss data, current conditions and forecasts that affect the collectability of the reported amount. Results for reporting periods after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with the previously applicable U.S. GAAP.
The cumulative effect of measuring the allowance for credit losses under the CECL methodology, as a result of adopting ASC 326 on January 1, 2020, was an increase to the allowance for credit losses of $30.3 million and a decrease to retained earnings of $25.8 million, net of tax.
Current expected credit loss provisions are recognized in our income statement and are classified as leasing expenses, with a corresponding allowance for credit loss amount reported as a reduction in the carrying amount of the related net investment in finance and sales-type leases and notes receivable balance sheet amount. A write-off is made when all or part of the net investment in finance and sales-type leases or notes receivable asset is deemed uncollectable. Write-offs are charged against previously established allowances for credit losses. Partial or full recoveries of amounts previously written off are generally recognized as a reduction in the provision for credit losses. Please refer to Note 19—Allowance for credit losses for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Reference Rate Reform
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASC 848”). ASC 848 provides temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates.
Under ASC 848 companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU are effective from March 12, 2020 through December 31, 2022 and can be adopted prospectively for any interim period that includes or is subsequent to March 12, 2020. We have not adopted ASC 848 for this interim period and are currently evaluating the adoption impact the standard may have on our financial statements.
Accounting for lease concessions related to the effects of the Covid-19 pandemic
In April 2020, the FASB issued an interpretive guidance Staff Q&A Accounting for lease concessions related to the effects of the Covid-19 pandemic (the “Q&A”). The Q&A is applicable to companies whose leases are affected by the economic disruptions caused by the Covid-19 pandemic. The Q&A provides that a company may elect to account for lease concessions as though those concessions existed regardless of whether the enforceable rights and obligations for the concessions explicitly exist in the contract. As a result, an entity is not required to analyze each contract to determine whether enforceable rights and obligations for concessions exist in the contract and can elect to apply or not apply the lease modification guidance in ASC 842, Leases, to those contracts. This election is available for concessions that result in the total payments required by the modified contract being substantially the same as or less than total payments required by the original contract.
Effective beginning in the period ended March 31, 2020, we have elected to account for lease concessions related to the effects of the Covid-19 pandemic consistent with how those concessions would be accounted for under ASC 842 as though enforceable rights and obligations for those concessions existed (regardless of whether those enforceable rights and obligations for the concessions explicitly exist in the contract). This election is available for concessions related to the effects of the Covid-19 pandemic that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Simplifying the Test for Goodwill Impairment
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The standard also clarifies the treatment of the income tax effect of tax-deductible goodwill when measuring goodwill impairment loss. This standard is effective for annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. We adopted ASU 2017-04 on January 1, 2020 and it did not have an impact on our consolidated financial statements.
We recognized goodwill in connection with our acquisition of International Lease Finance Corporation (“ILFC”). Goodwill is not amortized, but is tested at least annually, as of December 31 of each year, for impairment, or more frequently if indicators of impairment are present.
We qualitatively assess whether it is more likely than not that our goodwill is impaired. If we conclude based on the qualitative assessment that it is more likely than not that the fair value of AerCap is less than its equity carrying amount, we are required to perform a quantitative impairment test.
The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of AerCap with its equity carrying amount, including goodwill. If the carrying amount of AerCap’s equity exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
4. Restricted cash
Our restricted cash balance was $281.4 million and $179.0 million as of September 30, 2020 and December 31, 2019, respectively, and was primarily related to our Export Credit Agency (“ECA”) financings and Export-Import Bank of the United States (“Ex-Im”) financings, our AerFunding revolving credit facility and other debt. See Note 13—Debt.
The following is a reconciliation of cash, cash equivalents and restricted cash as of September 30, 2020, December 31, 2019 and September 30, 2019:

	September 30, 2020	December 31, 2019	September 30, 2019
Cash and cash equivalents	$3,244,433	$1,121,396	$1,036,919
Restricted cash	281,353	178,951	159,694
Total cash, cash equivalents and restricted cash	$3,525,786	$1,300,347	$1,196,613

5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the nine months ended September 30, 2020 and 2019 were as follows:

	Nine Months Ended September 30,
	2020	2019
Net book value at beginning of period	$35,870,781	$35,052,335
Additions	1,168,219	3,369,748
Depreciation	(1,224,638)	(1,240,975)
Disposals and transfers to held for sale	(81,025)	(1,781,765)
Transfers to net investment in finance and sales-type leases/other assets	(37,678)	(114,602)
Impairment (Note 18)	(959,962)	(53,252)
Net book value at end of period	$34,735,697	$35,231,489

Accumulated depreciation as of September 30, 2020 and 2019	$(9,525,280)	$(7,242,465)

6. Net investment in finance and sales-type leases
Components of net investment in finance and sales-type leases as of September 30, 2020 and December 31, 2019 were as follows:

	September 30, 2020	December 31, 2019
Future minimum lease payments to be received	$631,925	$715,085
Estimated residual values of leased flight equipment	588,504	577,353
Less: Unearned income	(241,859)	(280,889)
Allowance for credit losses	(56,273)	—
	$922,297	$1,011,549
During the three months ended September 30, 2020 and 2019, we recognized interest income from net investment in finance and sales-type leases of $14.6 million and $15.3 million, respectively, included in basic lease rents. During the nine months ended September 30, 2020 and 2019, we recognized interest income from net investment in finance and sales-type leases of $41.8 million and $46.5 million, respectively, included in basic lease rents.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
7. Intangibles
Maintenance rights and lease premium, net
Maintenance rights and lease premium, net consisted of the following as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Maintenance rights	$674,148	$794,798
Lease premium, net	8,820	14,817
	$682,968	$809,615
Movements in maintenance rights during the nine months ended September 30, 2020 and 2019 were as follows:

	Nine Months Ended September 30,
	2020	2019
Maintenance rights at beginning of period	$794,798	$1,088,246
EOL and MR contract maintenance rights expense	(39,719)	(51,431)
MR contract maintenance rights write-off due to maintenance liability release	(18,117)	(11,338)
EOL contract maintenance rights write-off due to cash receipt	(43,954)	(111,775)
EOL and MR contract maintenance rights write-off due to sale of aircraft and impairment	(18,860)	(13,771)
Maintenance rights at end of period	$674,148	$899,931

Other intangibles
Other intangibles consisted of the following as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Goodwill (a)	$—	$58,094
Customer relationships, net	224,883	240,765
Contractual vendor intangible assets	5,045	8,535
	$229,928	$307,394

(a)Please refer to Note 18—Asset Impairment.
The following tables present details of customer relationships and related accumulated amortization as of September 30, 2020 and December 31, 2019:

	September 30, 2020
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(135,117)	$224,883

	December 31, 2019
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(119,235)	$240,765
During the three months ended September 30, 2020 and 2019, we recorded amortization expense for customer relationships of $5.3 million. During the nine months ended September 30, 2020 and 2019, we recorded amortization expense for customer relationships of $15.9 million.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
8. Other assets
Other assets consisted of the following as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Notes receivable, net of allowance for credit losses (a) (b)	$514,693	$87,745
Lease incentives	195,435	239,607
Investments (Note 9)	194,313	123,279
Straight-line rents, prepaid expenses and other	90,277	98,443
Operating lease right of use assets	40,590	43,668
Other tangible fixed assets	23,326	26,018
Debt issuance costs	16,360	26,393
Derivative assets (Note 10)	1,212	11,664
Other receivables	238,994	358,659
	$1,315,200	$1,015,476

(a)Notes receivable as of September 30, 2020 and December 31, 2019 included $485 million and $49 million, respectively, related to agreements we have executed with customers to reschedule certain lease payments under our leases that are due at the reporting dates. Notes receivable as of September 30, 2020 and December 31, 2019 also included $29 million and $39 million, respectively, related to aircraft sale transactions.
(b)As of September 30, 2020, we had an $8 million allowance for credit losses on notes receivable. As of December 31, 2019, we did not have an allowance for credit losses on notes receivables. Please refer to Note 19—Allowance for credit losses for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
9. Investments
Investment, at fair value
We participated in the Norwegian Air Shuttle ASA “NAS” recapitalization completed on May 20, 2020, which included providing certain concessions related to our operating leases with NAS in exchange for NAS ordinary shares and perpetual bonds (the “NAS Investment”). The perpetual bonds can be converted into NAS ordinary shares on a one-for-one basis as follows: (i) up to one-third may be converted into NAS shares as of August 2020; (ii) up to two-thirds may be converted into NAS shares as of October 2020; and (iii) all may be converted into NAS shares as of December 2020. As of October 26, 2020, we held NAS ordinary shares representing approximately 13% of the share capital of NAS and perpetual bonds representing approximately 6% of the share capital of NAS.
We have elected to account for the NAS Investment using the fair value option, whereby the changes in its fair value are recognized as a gain or loss in our Condensed Consolidated Income Statement. As of September 30, 2020, the fair value was $71.3 million based on the quoted market price of NAS ordinary shares, with unrealized losses of $128.4 million and $114.4 million (including unrealized foreign currency loss of $1.5 million and gain of $4.1 million) recognized in our Condensed Consolidated Income Statements for three and nine months ended September 30, 2020, respectively.
On November 9, 2020, NAS announced that the Norwegian government had rejected its request for further government support. As a result, NAS said it would significantly reduce the scale and scope of its operations and that a bankruptcy could not be ruled out. As of November 9, 2020, the fair value of our NAS Investment was $43.8 million based on the quoted market price of NAS ordinary shares.
Other investments
Investments accounted for under the equity method of accounting consisted of the following as of September 30, 2020 and December 31, 2019:

	% Ownership as of	As of
	September 30, 2020	September 30, 2020	December 31, 2019
AerDragon	16.7	71,236	$68,673
AerLift	39.3	30,908	35,188
ACSAL	19.4	17,615	16,118
		$119,759	$119,979
We also have an investment in Peregrine Aviation Company and its subsidiaries (“Peregrine”) of $3.3 million as of September 30, 2020 and December 31, 2019, which is accounted for in accordance with the cost method of accounting. Please refer to Note 21—Variable interest entities for further details.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
10. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.
As of September 30, 2020, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to six-month U.S. dollar LIBOR.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of September 30, 2020 and December 31, 2019, we had cash collateral of $0.1 million and $0.6 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of September 30, 2020 or December 31, 2019.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding as of September 30, 2020 and December 31, 2019:

	September 30, 2020		December 31, 2019
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting hedges:
Interest rate caps	$3,001,500	$774	$2,442,000	$3,727
Derivative assets designated as accounting cash flow hedges:
Interest rate swaps	$—	$—	$488,616	$1,578
Interest rate caps	400,000	438	400,000	6,359
Total derivative assets		$1,212		$11,664

(a)The notional amount is excluded for caps and swaps which are not yet effective.

	September 30, 2020		December 31, 2019
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities not designated as cash flow hedges:
Interest rate swaps	$300,000	$15,993	$—	$—
Derivative liabilities designated as accounting cash flow hedges:
Interest rate swaps	$3,594,760	$170,700	$3,776,000	$97,066
Total derivative liabilities		$186,693		$97,066

(a)The notional amount is excluded for swaps which are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
10. Derivative financial instruments (Continued)

We recorded the following in other comprehensive income (loss) related to derivative financial instruments for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate swaps	$12,662	$(13,992)	$(81,297)	$(121,508)
Interest rate caps	(291)	5	(5,922)	5
Derivative premium and amortization	429	—	1,094	—
Income tax effect	(1,600)	1,748	10,766	15,188
Net changes in cash flow hedges, net of tax	$11,200	$(12,239)	$(75,359)	$(106,315)
We expect to reclassify approximately $67 million from accumulated other comprehensive income (loss) (“AOCI”) as an increase in interest expense in our Condensed Consolidated Income Statements over the next 12 months. The following table presents the effect of derivatives recorded as reductions to or (increases) in interest expense in our Condensed Consolidated Income Statements for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate caps and swaps	$(11)	$(3,365)	$(14,665)	$(29,073)
Reclassification to Condensed Consolidated Income Statements:
Reclassification of amounts previously recorded within AOCI	(20,618)	(86)	(35,699)	6,080
Effect from derivatives on interest expense	$(20,629)	$(3,451)	$(50,364)	$(22,993)

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
11. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Deferred revenue	$462,928	$389,958
Accrued interest	225,665	255,369
Accounts payable and accrued expenses	223,143	239,086
Derivative liabilities (Note 10)	186,693	97,066
Operating lease liabilities	49,142	51,144
	$1,147,571	$1,032,623

12. Accrued maintenance liability
Movements in accrued maintenance liability during the nine months ended September 30, 2020 and 2019 were as follows:

	Nine Months Ended September 30,
	2020	2019
Accrued maintenance liability at beginning of period	$2,190,159	$2,237,494
Maintenance payments received	266,654	564,374
Maintenance payments returned	(312,136)	(249,382)
Release to income upon sale	(95,042)	(141,465)
Release to income other than upon sale	(291,232)	(111,631)
Lessor contribution, top-ups and other	69,843	(18,166)
Accrued maintenance liability at end of period	$1,828,246	$2,281,224

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

13. Debt
As of September 30, 2020, the principal amount of our outstanding indebtedness totaled $31.2 billion, which excluded fair value adjustments of $25.5 million and debt issuance costs, debt discounts and debt premium of $181.7 million, and our undrawn lines of credit and other available secured debt were approximately $5.9 billion, availability of which is subject to certain conditions, including compliance with certain financial covenants. As of September 30, 2020, we remained in compliance with the financial covenants across our various debt obligations.
The following table provides a summary of our indebtedness as of September 30, 2020 and December 31, 2019:

	September 30, 2020						December 31, 2019
Debt obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Amount outstanding	Weighted average interest rate (a)	Maturity	Amount outstanding
Unsecured
ILFC Legacy Notes		$1,456,791	$—	$1,456,791	6.69%	2020-2022	$2,900,000
AerCap Trust (b) & AICDC (c) Notes		15,000,000	—	15,000,000	4.28%	2021-2028	12,500,000
Asia Revolving Credit Facility		950,000	950,000	—	—	2022	—
Citi Revolving Credit Facility		4,000,000	4,000,000	—	—	2024	—
Other unsecured debt		1,759,000	—	1,759,000	1.94%	2021-2023	2,024,000
Fair value adjustment		NA	NA	27,809	NA	NA	99,093
TOTAL UNSECURED		$23,165,791	$4,950,000	$18,243,600			$17,523,093
Secured
Export credit facilities	18	712,107	131,552	580,555	2.11%	2021-2032	565,312
Institutional secured term loans & secured portfolio loans	180	7,189,676	123,000	7,066,676	2.56%	2022-2030	7,303,496
AerFunding Revolving Credit Facility	53	2,500,000	324,252	2,175,748	2.16%	2022	875,145
Other secured debt	40	1,264,889	353,900	910,989	3.22%	2021-2037	1,062,756
Fair value adjustment		NA	NA	(2,059)	NA	NA	(2,835)
TOTAL SECURED		$11,666,672	$932,704	$10,731,909			$9,803,874
Subordinated
Subordinated Notes		2,250,000	—	2,250,000	4.77%	2025-2079	2,250,000
Subordinated debt issued by joint ventures		43,521	—	43,521	—	2021-2023	47,521
Fair value adjustment		NA	NA	(220)	NA	NA	(222)
TOTAL SUBORDINATED		$2,293,521	$—	$2,293,301			$2,297,299
Debt issuance costs, debt discounts and debt premium		NA	NA	(181,698)	NA	NA	(138,135)
	291	$37,125,984	$5,882,704	$31,087,112			$29,486,131

(a)The weighted average interest rate for our floating rate debt is calculated based on the U.S. dollar LIBOR rate as of the last interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs, debt discounts and debt premium. The institutional secured term loans and secured portfolio loans also contain base rate alternatives.
(b)AerCap Global Aviation Trust, a Delaware Statutory Trust (“AerCap Trust”).
(c)AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland (“AICDC”).

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Debt (Continued)

Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020. The material changes to our indebtedness since the filing of that report, except for scheduled repayments, are described below.
AerCap Trust & AICDC Notes and ILFC Legacy Notes
On June 4, 2020, AerCap Trust and AICDC completed the redemption of all $500.0 million outstanding aggregate principal amount of their 4.25% Senior Notes due 2020.
On June 8, 2020, AerCap Trust and AICDC co-issued $1.25 billion aggregate principal amount of 6.5% Senior Notes due 2025 (the “June Notes Offering”). On July 2, 2020, AerCap Trust and AICDC co-issued $1.25 billion aggregate principal amount of 4.5% Senior Notes due 2023 (the “July Notes Offering”). The proceeds from the June Notes Offering and the July Notes Offering were used for general corporate purposes.
On July 13, 2020, AerCap Trust commenced offers to purchase for cash, for its own account as successor to ILFC, or for its own account and on behalf of AICDC, as applicable, any and all of certain series of outstanding ILFC Legacy Notes and AerCap Trust & AICDC Notes (the “July Tender Offer”). Pursuant to the July Tender Offer, AerCap Trust repurchased and retired (i) $742.1 million aggregate principal amount of 8.25% Senior Notes due 2020, (ii) $365.7 million aggregate principal amount of 8.625% Senior Notes due 2022 and (iii) $334.5 million aggregate principal amount of 4.625% Senior Notes due 2021 for an aggregate total consideration of approximately $1.5 billion. In each case, such notes were originally issued by ILFC and assumed by AerCap Trust.
On August 19, 2020, AerCap Trust and AICDC completed the redemption of all $999.0 million outstanding aggregate principal amount of their 4.625% Senior Notes due 2020.
On September 23, 2020, AerCap Trust commenced offers to purchase for cash, for its own account and on behalf of AICDC, certain series of AerCap Trust & AICDC Notes (the “September Tender Offer”). On October 8, 2020, pursuant to the September Tender Offer, AerCap Trust repurchased and retired (i) $556.0 million aggregate principal amount of 4.5% Senior Notes due 2021, (ii) $513.7 million aggregate principal amount of 5.0% Senior Notes due 2021 and (iii) $398.9 million aggregate principal amount of 4.45% Senior Notes due 2021 for an aggregate total consideration of approximately $1.5 billion.
On September 25, 2020, AerCap Trust and AICDC co-issued $900.0 million aggregate principal amount of 3.150% Senior Notes due 2024 and $600.0 million aggregate principal amount of 4.625% Senior Notes due 2027 (the “September Notes Offering”). The proceeds from the September Notes Offering were used to fund the September Tender Offer.
Institutional secured term loans and secured portfolio loans
During the three months ended June 30, 2020 we signed a $500.0 million, full recourse secured facility to finance a portfolio of aircraft, which will mature in 2027.

14. Income taxes
Our effective tax rate for the full year 2020 is expected to be 7.0%, compared to the effective tax rate of 12.5% for the full year 2019. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income.
Our effective tax rate was 11.1% and 7.0% for the three and nine months ended September 30, 2020, respectively and 13.0% for the three and nine months ended September 30, 2019. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Equity
The following table presents our share repurchase programs from January 1, 2019 through September 30, 2020:

Program approval date	Program end date	Authorized amount	Program completion date
February 2019	September 30, 2019	$200,000	July 22, 2019
June 2019	December 31, 2019	200,000	December 5, 2019
November 2019	June 30, 2020	200,000	Expired
January 2020	June 30, 2020	250,000	Expired
During the nine months ended September 30, 2020, we repurchased an aggregate of 2,130,509 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $55.06 per ordinary share.
As of June 30, 2020, our share repurchase programs have expired.
During the nine months ended September 30, 2020, we cancelled 3,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with authorizations obtained from the Company’s shareholders.
16. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Personnel expenses	$28,602	$30,163	$77,983	$89,654
Share-based compensation	17,004	15,701	49,513	51,729
Travel expenses	1,445	4,138	6,725	12,997
Professional services	5,084	5,305	16,586	16,644
Office expenses	3,195	3,512	9,677	10,307
Other expenses	5,588	5,893	17,931	14,797
	$60,918	$64,712	$178,415	$196,128

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
17. Other income
Other income consisted of the following for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Management fees	$1,917	$2,345	$7,733	$8,152
Interest and other income	29,387	12,037	53,230	44,579
	$31,304	$14,382	$60,963	$52,731

18. Asset Impairment
Our long-lived assets include flight equipment held for operating lease and definite-lived intangible assets. We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. We perform event-driven impairment assessments of our flight equipment held for operating lease each quarter.
The Covid-19 pandemic and responsive government actions have had a significant impact on both domestic and international travel. While both domestic and international air travel have increased since the low points experienced earlier this year, in general domestic travel has been faster to recover, and the timeframe for the recovery of domestic travel is generally expected to be more rapid than for international travel. During the third quarter, an increase in Covid-19 cases in many countries has led governments to impose new restrictions on international travel or to delay the relaxation of existing restrictions. As a result, the expected recovery time for international air traffic has become longer. In addition, during the third quarter we have observed an increased number of airlines shifting away from current technology widebody aircraft in favor of new technology widebody aircraft such as the Boeing 787 and Airbus A350. We expect these factors to impact the future lease rates and long-term values of our Boeing 777 and Airbus A330 aircraft.
During the three and nine months ended September 30, 2020, we recognized impairment charges of $972.9 million and $1,060.3 million, respectively. During the three and nine months ended September 30, 2019, we recognized impairment charges of $31.2 million and $54.0 million, respectively.
During the three months ended September 30, 2020, we recognized impairment charges of $914.8 million related to the impairment of our flight equipment held for operating lease, primarily Airbus A330 and Boeing 777 aircraft. We also assessed our indefinite-lived goodwill assets for impairment and recognized impairment charges of $58.1 million related to goodwill. Please refer to Note 24—Fair Value Measurements for the method of determining the fair value of our flight equipment held for operating leases.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Allowance for credit losses
We are exposed to credit losses on our net investments in finance and sales-type leases (“Finance Leases”) and notes receivable related to the sale of aircraft and rescheduled operating lease payment amounts, which are included as notes receivable in other assets. Our Finance Lease credit exposure reflects the risk that our Finance Lease customers fail to meet their payment obligations and the risk that aircraft value is less than the unguaranteed residual value assumed in the Finance Leases receivable balance.
We estimate the expected risk of loss over the remaining life of our Finance Leases and notes receivable using a probability of default and net exposure analysis. The probability of default is estimated based on historical cumulative default data, adjusted for current conditions, of similarly risk-rated counterparties over the contractual term. The net exposure is estimated based on the Finance Lease or notes receivable balance exposure, net of the estimated aircraft value, in the case of a Finance Lease, and other cash collateral, including security deposits and maintenance-related deposits, over the contractual term. The expected loss provision for each individual contractual exposure is calculated by multiplying the probability of default by the net exposure over the contractual term.
Movements in the allowance for credit losses during the nine months ended September 30, 2020 were as follows:

Nine Months Ended September 30, 2020
Allowance for credit losses at beginning of period	$—
Cumulative effect due to adoption of new accounting standard	30,264
Current period provision for expected credit losses	33,999
Write-offs charged against the allowance	—
Allowance for credit losses at end of period	$64,263
During the nine months ended September 30, 2020, we increased our credit provision, classified in leasing expenses, by $34.0 million to reflect the increased credit risk due to the Covid-19 pandemic.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
20. Earnings per share
Basic Earnings Per Share (“EPS”) is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 2,163,670 and 2,229,371 shares of unvested restricted stock as of September 30, 2020 and 2019, respectively. In general, for the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities provided under our equity compensation plans. However, due to the reported loss for the three and nine months ended September 30, 2020, basic EPS is not adjusted by the effect of dilutive securities. The number of shares under our equity compensation plans which could dilute EPS in the future was 2,731,545 for the three and nine months ended September 30, 2020. The number of shares excluded from diluted shares outstanding was 32,692 for the three and nine months ended September 30, 2019 because the effect of including these shares in the calculation would have been anti-dilutive.
Basic and diluted EPS for the three and nine months ended September 30, 2020 and 2019 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net (loss) income for the computation of basic EPS	$(849,929)	$270,290	$(327,044)	$835,936
Weighted average ordinary shares outstanding - basic	127,589,905	133,182,744	127,771,182	135,732,923
Basic EPS	$(6.66)	$2.03	$(2.56)	$6.16

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net (loss) income for the computation of diluted EPS	$(849,929)	$270,290	$(327,044)	$835,936
Weighted average ordinary shares outstanding - diluted	127,589,905	134,175,597	127,771,182	136,990,028
Diluted EPS	$(6.66)	$2.01	$(2.56)	$6.10
Ordinary shares outstanding, excluding shares of unvested restricted stock, as of September 30, 2020 and December 31, 2019 were as follows:

	September 30, 2020	December 31, 2019
	Number of ordinary shares
Ordinary shares issued	138,847,345	141,847,345
Treasury shares	(9,090,732)	(10,263,856)
Ordinary shares outstanding	129,756,613	131,583,489
Shares of unvested restricted stock	(2,163,670)	(2,354,318)
Ordinary shares outstanding, excluding shares of unvested restricted stock	127,592,943	129,229,171

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

21. Variable interest entities
We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all of the VIE’s activities, or being the sole shareholder of the VIE.
During the nine months ended September 30, 2020, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of September 30, 2020 and December 31, 2019, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs.
We have determined that we are the primary beneficiary (“PB”) of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, absorb the majority of the risks and rewards of these entities and guarantee the activities of these entities.
The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 13—Debt.
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances.
AerCap Partners I Holding Limited (“AerCap Partners I”), AerCap Partners 767 Limited (“AerCap Partners 767”) and AerFunding are entities where we have determined we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity. We provide lease management, insurance management and aircraft asset management services to AerCap Partners I, AerCap Partners 767 and AerFunding for a fee.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
21. Variable interest entities (Continued)

AerCap Partners I and AerCap Partners 767
AerCap Partners I and AerCap Partners 767 are 50%-50% joint ventures owned by us and Deucalion Aviation Funds.
As of September 30, 2020, AerCap Partners I had $54.4 million of subordinated debt outstanding, consisting of $27.2 million due to us and $27.2 million due to our joint venture partner.
As of September 30, 2020, AerCap Partners 767 had $32.6 million of subordinated debt outstanding, consisting of $16.3 million due to us and $16.3 million due to our joint venture partner.
AerFunding
We hold a 5% equity investment and 100% of the subordinated notes (“AerFunding Class E-1 Notes”) in AerFunding.
As of September 30, 2020, AerFunding had $2,175.7 million outstanding under a secured revolving credit facility and $917.1 million of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
The following table presents our maximum exposure to loss in non-consolidated VIEs as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
Carrying value of debt and equity investments	$123,059	$123,279
Debt guarantees	7,674	68,901
Maximum exposure to loss	$130,733	$192,180
The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value and outstanding debt guarantees were called upon in full.
AerDragon Aviation Partners Limited and its subsidiaries (“AerDragon”), AerLift Leasing Limited (“AerLift”), Acsal Holdco, LLC (“ACSAL”) and Peregrine are investments that are VIEs in which we have determined that we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investments in AerDragon, AerLift and ACSAL under the equity method of accounting. We account for our equity investment in Peregrine under the cost method of accounting. Please refer to Note 9 —Investments for further details.
We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
22. Related party transactions
The following tables present amounts received from related parties for management fees and dividends for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,
	2020		2019
	Management fees	Dividends	Management fees	Dividends
AerDragon	$136	$—	$147	$—
ACSAL	120	83	120	285
AerLift	188	—	366	—
	$444	$83	$633	$285

	Nine Months Ended September 30,
	2020		2019
	Management fees	Dividends	Management fees	Dividends
AerDragon	$404	$—	$527	$—
ACSAL	360	177	360	780
AerLift	440	—	1,135	197
	$1,204	$177	$2,022	$977
We lease aircraft to, and have ordinary share and debt investments in NAS, a related party. The percentage of 2019 annual lease revenue attributable to NAS was approximately 3.4%. During the three months ended September 30, 2020, we sold two of our forward order aircraft to Arctic Aviation Assets DAC, which is a wholly owned subsidiary of NAS. No gain or loss was recognized on these sales. Please refer to Note 9 —Investments for details of our ordinary share and debt investments.
23. Commitments and contingencies
Aircraft on order
As of September 30, 2020, we had commitments to purchase 304 new aircraft scheduled for delivery through 2027. These commitments are based upon purchase agreements with Boeing, Airbus and Embraer S.A. (“Embraer”). These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired.
Prepayments on flight equipment include prepayments of our forward order flight equipment and other balances held by the aircraft manufacturers. Movements in prepayments on flight equipment during the nine months ended September 30, 2020 and 2019 were as follows:

	Nine Months Ended September 30,
	2020	2019
Prepayments on flight equipment at beginning of period	$2,954,478	$3,024,520
Prepayments during the period, net	451,466	939,613
Interest paid and capitalized during the period	42,751	78,552
Prepayments and capitalized interest applied to the purchase of flight equipment	(738,425)	(1,111,714)
Prepayments on flight equipment at end of period	$2,710,270	$2,930,971

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Commitments and contingencies (Continued)

Legal proceedings
General
In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.
VASP Litigation
We are party to a group of related cases arising from the leasing of 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment and obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines. VASP appealed and, in 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled that the aircraft and engines should be returned or that VASP could recover proven damages arising from the repossession.
We have defended this case in the Brazilian courts through various motions and appeals. In 2004, the Superior Court of Justice (the “STJ”) dismissed our then-pending appeal. In 2005, we filed an extraordinary appeal with the Federal Supreme Court (the “STF”). On June 24, 2020, the STF reversed its earlier contrary rulings and granted our extraordinary appeal, ordering a new panel of the STJ to review the merits of our challenge against TJSP’s original order. VASP has appealed the STF’s latest order.
In 2006, VASP commenced a related proceeding to calculate the amount of alleged damages owed under the TJSP’s 1996 judgment. In 2017, the court decided that VASP had suffered no damages even if the TJSP’s 1996 judgment regarding liability were affirmed. On April 20, 2018, VASP appealed this decision. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.
In 2006, we brought actions against VASP in English and Irish courts seeking damages arising from the 1992 lease defaults. These actions resulted in judgments by the English court in the aggregate amount of approximately $40 million plus interest and judgments by the Irish court in the aggregate amount of approximately $36.9 million, all in our favor. VASP had meanwhile in 2008 been adjudicated as insolvent by a Brazilian bankruptcy court, which commenced bankruptcy proceedings. We have caused the English and Irish judgments to be domesticated in Brazil and submitted them as claims in the bankruptcy proceeding. The bankruptcy court has allowed the claims in the amount of $40 million in respect of the English judgments and $24 million in respect of the Irish judgments. We have been advised that it is not probable that VASP’s bankruptcy estate will have funds to pay its creditors but our court-approved claims may be used to offset any damages that VASP might be awarded in the Brazilian courts if for any reason we are not successful in defending ourselves against VASP’s claim for damages.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Commitments and contingencies (Continued)

Transbrasil Litigation
We are party to a group of related actions arising from the leasing of an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with two AerCap-related companies (the “AerCap Lessors”), along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (collectively, with GECC, the “GE Lessors”). General Electric Capital Aviation Services Limited (“GECAS”) was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap Lessors and GE Lessors (collectively, the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and the AerCap Lessors and the GE Lessors, individually brought enforcement actions against Transbrasil in 2001 (GECC also filed an action for the involuntary bankruptcy of Transbrasil).
Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time the Lessors brought the enforcement actions. In 2007, the trial judge ruled in favor of Transbrasil and the Lessors appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. In October 2013, the STJ granted the special appeals filed by the GE Lessors, effectively reversing the 2010 Judgment in most respects as to all of the Lessors. Transbrasil appealed this order, but the appellate panel in November 2016 rejected Transbrasil’s appeal, preserving the 2013 reversal of the 2010 Judgment. All appeals in respect of the Transbrasil Lawsuit based on the merits of the dispute have now concluded.
However, in July 2011, while the various appeals of the 2010 Judgment were pending, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim.
In light of the STJ’s ruling in October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions—those seeking statutory penalties and attorneys’ fees. The TJSP has since affirmed the dismissals of those actions and Transbrasil has appealed that order. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending. We believe we have strong arguments to convince the court that Transbrasil suffered no material damage as a result of the defendants’ attempts to collect on the Notes.
In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

24. Fair value measurements
The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:
Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.
Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost-benefit analysis. Inputs may include our own data.
Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
Assets and liabilities measured at fair value on a recurring basis
As of September 30, 2020 and December 31, 2019, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of September 30, 2020 and December 31, 2019:

	September 30, 2020
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$1,212	$—	$1,212	$—

Liabilities
Derivative liabilities	$186,693	$—	$186,693	$—

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$11,664	$—	$11,664	$—

Liabilities
Derivative liabilities	$97,066	$—	$97,066	$—

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Fair value measurements (Continued)

Assets and liabilities measured at fair value on a non-recurring basis
We measure the fair value of certain definite-lived intangible assets and our flight equipment on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Additional details of recoverability assessments performed on certain definite-lived intangible assets and our flight equipment are described in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020.
Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of definite-lived intangible assets and flight equipment are classified as Level 3 valuations.
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the income statement approach include the discount rate, current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future disassembly of an aircraft for the sale of its parts (“part-out”) of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the likely debt and equity financing components, and the required returns of those financing components.
For flight equipment that we measured at fair value on a non-recurring basis, as a result of aircraft that were impaired, during the period ended September 30, 2020, the following table presents the fair value of such flight equipment that were impaired as of the measurement date, the valuation technique and the related unobservable inputs:

	Fair value	Valuation technique	Unobservable input	Weighted average
Flight equipment	$1,382,297	Income approach	Discount rate	6%
			Non-contractual cash flows	69%
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining estimated holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
24. Fair value measurements (Continued)

Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2).
All of our financial instruments are measured at amortized cost, other than derivatives which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of September 30, 2020 and December 31, 2019 were as follows:

	September 30, 2020
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$3,244,433		$3,244,433	$3,244,433	$—	$—
Restricted cash	281,353		281,353	281,353	—	—
Derivative assets	1,212		1,212	—	1,212	—
	$3,526,998		$3,526,998	$3,525,786	$1,212	$—
Liabilities
Debt	$31,268,810	(a)	$30,537,984	$—	$30,537,984	$—
Derivative liabilities	186,693		186,693	—	186,693	—
	$31,455,503		$30,724,677	$—	$30,724,677	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

	December 31, 2019
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,121,396		$1,121,396	$1,121,396	$—	$—
Restricted cash	178,951		178,951	178,951	—	—
Derivative assets	11,664		11,664	—	11,664	—
	$1,312,011		$1,312,011	$1,300,347	$11,664	$—
Liabilities
Debt	$29,624,266	(a)	$30,219,588	$—	$30,219,588	$—
Derivative liabilities	97,066		97,066	—	97,066	—
	$29,721,332		$30,316,654	$—	$30,316,654	$—

(a)Excludes debt issuance costs, debt discounts and debt premium.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
25. Subsequent events
On October 8, 2020, pursuant to the September Tender Offer, AerCap Trust repurchased and retired (i) $556.0 million aggregate principal amount of 4.5% Senior Notes due 2021, (ii) $513.7 million aggregate principal amount of 5.0% Senior Notes due 2021 and (iii) $398.9 million aggregate principal amount of 4.45% Senior Notes due 2021 for an aggregate total consideration of approximately $1.5 billion. During the three months ending December 31, 2020, we expect to recognize a loss on debt extinguishment related to the September Tender Offer of approximately $46 million.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Special note about forward looking statements
This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:
•the severity, extent and duration of the Covid-19 pandemic and the rate of recovery in air travel, the aviation industry and global economic conditions; the potential impacts of the pandemic and responsive government actions on our business and results of operations, financial condition and cash flows, as well as the effect of remote working arrangements on our operations;
•the availability of capital to us, to our suppliers and to our customers, and changes in interest rates;
•the ability of our lessees and potential lessees to make operating lease payments to us;
•our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;
•changes in the overall demand for commercial aircraft leasing and aircraft management services;
•the effects of terrorist attacks on the aviation industry and on our operations;
•the economic condition of the global airline and cargo industry and economic and political conditions;
•development of increased government regulation, including travel restrictions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;
•competitive pressures within the industry;
•the negotiation of aircraft management services contracts;
•regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes; and
•the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.
Aircraft portfolio
We are the global leader in aircraft leasing. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk prudently and using our platform to deploy these assets with the objective of delivering superior risk-adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are an independent aircraft lessor, and, as such, we are not affiliated with any airframe or engine manufacturer. This independence provides us with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer.

As of September 30, 2020, we owned 933 aircraft and we managed 105 aircraft. As of September 30, 2020, we had commitments to purchase 304 new aircraft scheduled for delivery through 2027. As of September 30, 2020, the weighted average age of our 933 owned aircraft fleet, weighted by net book value, was 6.3 years, and as of September 30, 2019, the weighted average age of our 946 owned aircraft fleet, weighted by net book value, was 6.2 years. We operate our business on a global basis. As of September 30, 2020, 873 of our 933 owned aircraft were on lease and 60 aircraft were off-lease. As of November 5, 2020, of the 60 aircraft, 34 aircraft were designated for sale or part-out (which represented less than 1% of the aggregate net book value of our fleet), 14 aircraft were being marketed for re-lease (which represented approximately 1% of the aggregate net book value of our fleet), seven were re-leased or under commitments for re-lease and five aircraft were sold. During the three and nine months ended September 30, 2020 our owned aircraft utilization rate was 97% and 98%, respectively, calculated based on the number of days each aircraft was on lease, weighted by the net book value of the aircraft.
The following table presents our aircraft portfolio by type of aircraft as of September 30, 2020:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A320 Family	276	13%	44	—	320
Airbus A320neo Family	153	21%	5	169	327
Airbus A330	60	4%	9	—	69
Airbus A350	27	10%	—	—	27
Boeing 737NG	230	16%	43	—	273
Boeing 737 MAX	5	1%	—	71	76
Boeing 767	25	—	—	—	25
Boeing 777-200ER	16	1%	2	—	18
Boeing 777-300/300ER	22	4%	1	—	23
Boeing 787	90	29%	1	24	115
Embraer E190/195-E2	10	1%	—	40	50
Other	19	—	—	—	19
Total	933	100%	105	304	1,342
Following the fatal accidents of two Boeing 737 MAX aircraft, the worldwide fleet of these aircraft was grounded by aviation authorities in March 2019 and production was temporarily suspended by Boeing in January 2020, resulting in ongoing delays in the delivery of our aircraft on order from Boeing. As of September 30, 2020, we had five Boeing 737 MAX aircraft delivered and on lease. It is uncertain when and under what conditions our Boeing 737 MAX aircraft will return to service and when Boeing will resume making deliveries of our Boeing 737 MAX aircraft on order. As a result, we may incur future delays on our scheduled Boeing 737 MAX deliveries, and any such future delays could have an impact on our financial results. During the three months ended September 30, 2020, we cancelled our orders for 24 Boeing 737 MAX aircraft.
During the nine months ended September 30, 2020, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales-type leases	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	848	77	14	939
Aircraft purchases	22	—	—	22
Aircraft reclassified to held for sale	(4)	—	4	—
Aircraft sold or designated for part-out	(11)	—	(17)	(28)
Aircraft reclassified from net investment in finance and sales-type leases	1	(1)	—	—
Number of owned aircraft at end of period	856	76	1	933

Critical accounting policies and estimates
Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and require us to make estimates and assumptions that affect the amounts reported in our Consolidated Financial Statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported amounts of assets, liabilities, revenues, expenses, and related disclosures of contingent assets and liabilities. We evaluate our estimates and assumptions, including those related to flight equipment, lease revenue, net gain on sales of assets, fair value estimates, and income taxes, on a recurring and non-recurring basis. Our estimates and assumptions are based on historical experiences and currently available information that management believes to be reasonable under the circumstances. Actual results may differ from our estimates under different conditions, sometimes materially. A summary of our significant accounting policies is presented in Note 3—Summary of significant accounting policies in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results of operations and that require our judgments, estimates and assumptions.
Event-driven impairment assessments
We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We perform event-driven impairment assessments of our aircraft held for operating leases each quarter.
Due to the Covid-19 pandemic, many of our airline customers have significantly curtailed their commercial operations and are under significant financial stress, which could result in lease defaults, lease terminations and related aircraft repossessions. The future cash flows supporting the carrying value of our aircraft are based on current lease contracts and our estimates of future lease rates, useful lives and residual values for these aircraft. As a result of the Covid-19 pandemic and its impact on the aviation industry and the global economic environment, there is more uncertainty regarding the future cash flows relating to our aircraft. A reduction in the future expected cash flows relating to our aircraft could result in impairment losses that could be material to our financial results.
In particular, aircraft that are 15 years of age or older are more dependent on cash flows related to current lease contracts, and these leases are generally more sensitive to weaknesses in the global economic environment and to the impact of the Covid-19 pandemic.
If leases for these older aircraft are terminated and the aircraft are repossessed, this could have a negative effect on the future cash flows of these older aircraft and could cause impairment losses, and these losses could be material to our financial results.
As of September 30, 2020, we had 194 aircraft that are 15 years of age or older, with an aggregate Asset Group value of approximately $2.2 billion; this represented approximately 7% of our total flight equipment and lease-related assets and liabilities. Aircraft that are between five and 15 years of age where future cash flows do not exceed the aircraft carrying value by at least 10% are also more susceptible to impairment risk. As of September 30, 2020, 11 aircraft with an Asset Group carrying value of $519 million did not exceed our 10% threshold, which represented approximately 1.5% of our total flight equipment held for operating leases and lease-related assets and liabilities.
The Covid-19 pandemic and responsive government actions have had a significant impact on both domestic and international travel. While both domestic and international air travel have increased since the low points experienced earlier this year, in general domestic travel has been faster to recover, and the timeframe for the recovery of domestic travel is generally expected to be more rapid than for international travel. During the third quarter, an increase in Covid-19 cases in many countries has led governments to impose new restrictions on international travel or to delay the relaxation of existing restrictions. As a result, the expected recovery time for international air traffic has become longer. In addition, during the third quarter we have observed an increased number of airlines shifting away from current technology widebody aircraft in favor of new technology widebody aircraft such as the Boeing 787 and Airbus A350. We expect these factors to impact the future lease rates and long-term values of our Boeing 777 and Airbus A330 aircraft.

During the three months ended September 30, 2020, we recognized impairment charges of approximately $915 million related to the impairment of our flight equipment held for operating lease, primarily Airbus A330 and Boeing 777 aircraft, and impairment charges of $58 million related to goodwill.
Other definite-lived intangible assets consist of customer relationships recorded at fair value when we acquired ILFC in 2014. These intangible assets are amortized over the period during which we expect to derive economic benefits from such assets. The amortization expense is recorded in depreciation and amortization. We evaluate our customer relationship intangible asset for impairment when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.
Operating Lease Collectability Assessments
We periodically evaluate the collectability of our operating lease contracts to determine the appropriate revenue recognition and measurement model to apply to each lessee. We cease accrual-based revenue recognition on an operating lease contract when the collection of the rental payments is no longer probable and we then recognize rental revenues using a cash accounting method (“Cash Accounting”). In the period we conclude that collection of lease payments is no longer probable, we recognize any difference between revenue amounts recognized to date under the accrual method and payments that have been collected from the lessee, including security deposit amounts held, as a current period adjustment to lease income. Subsequently, we recognize revenues based on the lesser of the straight-line rental income or the lease payments collected from the lessee until such time that collection is probable.
During the nine months ended September 30, 2020, we concluded that collection of rental payments was not probable from a number of our lessees, resulting in a reduction of lease revenues of approximately $193 million. As of September 30, 2020, airline customers on Cash Accounting represented approximately 15% of our aggregate annual lease revenue. The amount of revenue we recognize in 2020 for lessees on Cash Accounting will depend on the amount of cash payments we receive during 2020.

Comparative results of operations
Results of operations for the three months ended September 30, 2020 as compared to the three months ended September 30, 2019

	Three Months Ended September 30,		Increase/ (Decrease)
	2020	2019
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$897,358	$1,066,584	$(169,226)
Maintenance rents and other receipts	90,743	72,600	18,143
Total lease revenue	988,101	1,139,184	(151,083)
Net gain on sale of assets	7,151	40,519	(33,368)
Other income	31,304	14,382	16,922
Total Revenues and other income	1,026,556	1,194,085	(167,529)
Expenses
Depreciation and amortization	415,970	415,313	657
Asset impairment	972,921	31,168	941,753
Interest expense	307,316	312,311	(4,995)
Loss on debt extinguishment	42,835	—	42,835
Leasing expenses	51,211	44,080	7,131
Selling, general and administrative expenses	60,918	64,712	(3,794)
Total Expenses	1,851,171	867,584	983,587
Unrealized loss on investment at fair value	(128,363)	—	(128,363)
(Loss) income before income taxes and income of investments accounted for under the equity method	(952,978)	326,501	(1,279,479)
Benefit (provision) for income taxes	106,077	(42,445)	148,522
Equity in net earnings of investments accounted for under the equity method	(3,901)	(12,065)	8,164
Net (loss) income	$(850,802)	$271,991	$(1,122,793)
Net loss (income) attributable to non-controlling interest	873	(1,701)	2,574
Net (loss) income attributable to AerCap Holdings N.V.	$(849,929)	$270,290	$(1,120,219)

Basic lease rents. The decrease in basic lease rents of $169.2 million, or 16%, was attributable to:
•a decrease in basic lease rents of $100.5 million due to the application of Cash Accounting. When we determine that the collection of rental payments is no longer probable, we recognize revenue under the applicable leases according to the amount of cash collected from the lessee to date. As of September 30, 2020, airline customers on Cash Accounting represented approximately 15% of our aggregate annual lease revenue. The amount of revenue we recognize in 2020 for lessees on Cash Accounting will depend on the amount of cash payments we receive during 2020;
•a decrease in basic lease rents of $86.7 million primarily due to transitions and lease restructurings, the accounting for which requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period; and
•the sale of 75 aircraft between July 1, 2019 and September 30, 2020 with an aggregate net book value of $1.6 billion on their respective sale dates, resulting in a decrease in basic lease rents of $43.3 million;
partially offset by
•the acquisition of 59 aircraft between July 1, 2019 and September 30, 2020 with an aggregate net book value of $3.7 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $61.3 million.
Maintenance rents and other receipts. The increase in maintenance rents and other receipts of $18.1 million, or 25%, was attributable to:
•an increase of $19.3 million in maintenance revenue and other receipts from early lease terminations;
partially offset by
•a decrease of $1.2 million in regular maintenance rents.
Net gain on sale of assets. The decrease in net gain on sale of assets of $33.4 million, or 82%, was primarily due to the lower volume and composition of asset sales. During the three months ended September 30, 2020, we sold seven aircraft for proceeds of $63.3 million and during the three months ended September 30, 2019, we sold 19 aircraft for proceeds of $561.3 million.
Other income. The increase in other income of $16.9 million, or 118%, was primarily driven by higher interest income.
Asset impairment. Asset impairments related primarily to current technology widebody aircraft, in particular Airbus A330 and Boeing 777 aircraft, as well as to the write-off of goodwill. Please refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical accounting policies and estimates” for further information on our event-driven impairment assessments.

Interest expense. The decrease in interest expense of $5.0 million, or 2%, was primarily attributable to:
•a decrease in the average cost of debt to 4.0% for the three months ended September 30, 2020, compared to 4.2% for the three months ended September 30, 2019. The average cost of debt excludes the effect of mark-to-market movements on interest rate caps and swaps. The decrease in the average cost of debt resulted in a $14.9 million decrease in interest expense;
•a $3.4 million decrease in interest expense attributable to a decrease in mark-to-market losses on interest rate caps and swaps. For the three months ended September 30, 2020, we recognized nil related to mark-to-market movements on interest rate caps and swaps, compared to a loss of $3.4 million recognized during the three months ended September 30, 2019;
partially offset by
•a $1.2 billion increase in the average outstanding debt balance to $30.6 billion for the three months ended September 30, 2020 from $29.4 billion for the three months ended September 30, 2019, resulting in a $13.3 million increase in interest expense.
Loss on debt extinguishment. During the three months ended September 30, 2020, we recognized loss on debt extinguishment of $42.8 million, primarily related to the premium paid on the repurchase of debt pursuant to the July Tender Offer.
Leasing expenses. The increase in leasing expenses of $7.1 million, or 16%, was primarily due to $5.9 million of higher expenses primarily related to airline defaults and restructurings and $3.5 million of higher aircraft transition costs, lessor maintenance contributions and other leasing expenses, partially offset by $2.3 million of lower maintenance rights asset amortization.
Benefit (provision) for income taxes. The effective tax rate for the full year 2020 is expected to be 7.0%, compared to the effective tax rate of 12.5% for the full year 2019. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income. The effective tax rate was 11.1% for the three months ended September 30, 2020, and 13.0% for the three months ended September 30, 2019. The effective tax rate in any period can be impacted by revisions to the estimated full year rate.

Comparative results of operations
Results of operations for the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019

	Nine Months Ended September 30,		Increase/ (Decrease)
	2020	2019
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue:
Basic lease rents	$2,876,278	$3,218,934	$(342,656)
Maintenance rents and other receipts	449,252	268,506	180,746
Total lease revenue	3,325,530	3,487,440	(161,910)
Net gain on sale of assets	75,519	140,217	(64,698)
Other income	60,963	52,731	8,232
Total Revenues and other income	3,462,012	3,680,388	(218,376)
Expenses
Depreciation and amortization	1,243,586	1,260,255	(16,669)
Asset impairment	1,060,289	54,018	1,006,271
Interest expense	937,691	978,931	(41,240)
Loss on debt extinguishment	42,835	—	42,835
Leasing expenses	232,082	201,045	31,037
Selling, general and administrative expenses	178,415	196,128	(17,713)
Total Expenses	3,694,898	2,690,377	1,004,521
Unrealized loss on investment at fair value	(114,421)	—	(114,421)
(Loss) income before income taxes and income of investments accounted for under the equity method	(347,307)	990,011	(1,337,318)
Benefit (provision) for income taxes	24,311	(128,701)	153,012
Equity in net earnings of investments accounted for under the equity method	(397)	(8,028)	7,631
Net (loss) income	$(323,393)	$853,282	$(1,176,675)
Net loss (income) attributable to non-controlling interest	(3,651)	(17,346)	13,695
Net (loss) income attributable to AerCap Holdings N.V.	$(327,044)	$835,936	$(1,162,980)

Basic lease rents. The decrease in basic lease rents of $342.7 million, or 11%, was attributable to:
•a decrease in basic lease rents of $211.6 million primarily due to transitions and lease restructurings, the accounting for which requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus any extension period;
•a decrease in basic lease rents of $193.2 million due to the application of Cash Accounting. When we determine that the collection of rental payments is no longer probable, we recognize revenue under the applicable leases according to the amount of cash collected from the lessee to date. As of September 30, 2020, airline customers on Cash Accounting represented approximately 15% of our aggregate annual lease revenue. The amount of revenue we recognize in 2020 for lessees on Cash Accounting will depend on the amount of cash payments we receive during 2020; and
•the sale of 116 aircraft between January 1, 2019 and September 30, 2020 with an aggregate net book value of $2.3 billion on their respective sale dates, resulting in a decrease in basic lease rents of $169.4 million;
partially offset by
•the acquisition of 87 aircraft between January 1, 2019 and September 30, 2020 with an aggregate net book value of $5.8 billion on their respective acquisition dates, resulting in an increase in basic lease rents of $231.5 million.
Maintenance rents and other receipts. The increase in maintenance rents and other receipts of $180.7 million, or 67%, was attributable to:
•an increase of $166.0 million in maintenance revenue and other receipts from early lease terminations; and
•an increase of $14.7 million in regular maintenance rents, primarily due to higher recurring revenue due to one-time adjustments related to lease extensions, partially offset by lower EOL and other compensation received.
Net gain on sale of assets. The decrease in net gain on sale of assets of $64.7 million, or 46%, was primarily due to the lower volume and composition of asset sales. During the nine months ended September 30, 2020, we sold 28 aircraft for proceeds of $516.9 million and during the nine months ended September 30, 2019, we sold 60 aircraft for proceeds of $1,403.7 million.
Other income. The increase in other income of $8.2 million, or 16%, was primarily driven by higher interest income.
Depreciation and amortization. The decrease in depreciation and amortization of $16.7 million, or 1%, was primarily due to aircraft sales, partially offset by aircraft purchases.
Asset impairment. Asset impairments related primarily to current technology widebody aircraft, in particular Airbus A330 and Boeing 777 aircraft, as well as to the write-off of goodwill. Please refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical accounting policies and estimates” for further information on our event-driven impairment assessments.

Interest expense. The decrease in interest expense of $41.2 million, or 4%, was primarily attributable to:
•a decrease in the average cost of debt to 4.0% for the nine months ended September 30, 2020, compared to 4.2% for the nine months ended September 30, 2019. The average cost of debt excludes the effect of mark-to-market movements on interest rate caps and swaps. The decrease in the average cost of debt resulted in a $42.8 million decrease in interest expense;
•a $14.4 million decrease in interest expense attributable to a decrease in mark-to-market losses on interest rate caps and swaps. For the nine months ended September 30, 2020, we recognized a loss of $14.7 million related to mark-to-market movements on interest rate caps and swaps, compared to a loss of $29.1 million recognized during the nine months ended September 30, 2019;
partially offset by
•a $0.5 billion increase in the average outstanding debt balance to $30.4 billion for the nine months ended September 30, 2020 from $29.9 billion for the nine months ended September 30, 2019, resulting in a $16.0 million increase in interest expense.
Loss on debt extinguishment. During the nine months ended September 30, 2020, we recognized loss on debt extinguishment of $42.8 million primarily related to the premium paid on the repurchase of debt pursuant to the July Tender Offer.
Leasing expenses. The increase in leasing expenses of $31.0 million, or 15%, was primarily due to $36.9 million of higher aircraft transition costs, lessor maintenance contributions and other leasing expenses, including an increase in our provision for expected credit losses, and $5.8 million of higher expenses primarily related to airline defaults and restructurings, partially offset by $11.7 million of lower maintenance rights asset amortization.
Benefit (provision) for income taxes. The effective tax rate for the full year 2020 is expected to be 7.0%, compared to the effective tax rate of 12.5% for the full year 2019. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions as well as the amount of permanent tax differences relative to pre-tax income. The effective tax rate was 7.0% for the nine months ended September 30, 2020 and 13.0% for the nine months ended September 30, 2019. The effective tax rate in any period can be impacted by revisions to the estimated full year rate.

Liquidity and capital resources
The following table presents our consolidated cash flows for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,
	2020	2019
	(U.S. Dollars in millions)
Net cash provided by operating activities	$1,477.8	$2,337.4
Net cash used in investing activities	(491.5)	(2,240.2)
Net cash provided by (used in) financing activities	1,238.1	(313.7)
Cash flows provided by operating activities. During the nine months ended September 30, 2020, our cash provided by operating activities of $1,477.8 million was the result of net loss of $323.4 million, non-cash and other adjustments to net loss of $2,372.7 million and collections of finance and sales-type leases of $47.1 million, partially offset by the net change in operating assets and liabilities of $618.6 million. During the nine months ended September 30, 2019, our cash provided by operating activities of $2,337.4 million was the result of net income of $853.3 million, non-cash and other adjustments to net income of $1,470.3 million and collections of finance and sales-type leases of $72.8 million, partially offset by the net change in operating assets and liabilities of $59.0 million.
Cash flows used in investing activities. During the nine months ended September 30, 2020, our cash used in investing activities of $491.5 million primarily consisted of cash used for the purchase of aircraft and other assets of $871.0 million, partially offset by cash provided by asset sales proceeds of $379.5 million. During the nine months ended September 30, 2019, our cash used in investing activities of $2,240.2 million primarily consisted of cash used for the purchase of aircraft and other fixed assets of $3,412.1 million, partially offset by cash provided by asset sales proceeds of $1,171.9 million.
Cash flows provided by (used in) financing activities. During the nine months ended September 30, 2020, our cash provided by financing activities of $1,238.1 million primarily consisted of cash provided by new financing proceeds, net of debt repayments, debt issuance and extinguishment costs and other cash outflows of $1,569.3 million, partially offset by cash used in net receipts of maintenance and security deposits of $208.6 million, cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $119.8 million and cash used for the payment of dividends to our non-controlling interest holders of $2.8 million. During the nine months ended September 30, 2019, our cash used in financing activities of $313.7 million primarily consisted of cash used for debt repayments and debt issuance costs, net of new financing proceeds and debt premium of $202.5 million, cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $425.6 million and cash used for the payment of dividends to our non-controlling interest holders of $4.8 million, partially offset by cash provided by net receipts of maintenance and security deposits of $319.2 million.
We have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for aircraft on delivery. As of September 30, 2020, we had commitments to purchase 304 new aircraft scheduled for delivery through 2027. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital markets transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.
As of September 30, 2020, our cash balance was $3.5 billion, including unrestricted cash of $3.2 billion, and we had approximately $5.9 billion of undrawn lines of credit available under our revolving credit and term loan facilities and other available secured debt. As of September 30, 2020, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $9.0 billion and, including estimated operating cash flows for the next 12 months, our total sources of liquidity were $11.2 billion. As of September 30, 2020, our existing sources of liquidity were sufficient to operate our business and cover approximately 2.9x of our debt maturities and contracted capital requirements for the next 12 months. As of September 30, 2020, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $25.5 million and debt issuance costs, debt discounts and debt premium of $181.7 million, totaled $31.2 billion and consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.
In order to satisfy our contractual purchase obligations, we expect to source new debt financing through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.

In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new debt, the refinancing of existing debt and other capital-raising initiatives.
During the three and nine months ended September 30, 2020, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, was 4.0%. As of September 30, 2020, our adjusted debt to equity ratio was 2.67 to 1. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures” for further information on our average cost of debt and reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of September 30, 2020 and December 31, 2019.
Contractual obligations
Our contractual obligations consist of principal and interest payments on debt (excluding fair value adjustments, debt issuance costs, debt discounts and debt premium), executed purchase agreements to purchase aircraft and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of September 30, 2020:

	2020 - remaining	2021	2022	2023	2024	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$257.9	$2,848.4	$4,139.5	$3,120.0	$2,550.0	$5,300.0	$18,215.8
Secured debt facilities	224.9	1,023.7	3,171.9	1,762.4	1,462.4	3,088.7	10,734.0
Subordinated debt facilities	—	—	—	—	—	2,293.5	2,293.5
Estimated interest payments (a)	253.4	1,200.2	1,003.8	715.3	518.5	4,320.0	8,011.2
Purchase obligations (b)	370.5	1,837.4	2,767.5	3,439.7	2,812.1	3,165.6	14,392.8
Operating leases (c)	2.2	8.7	8.8	8.8	6.7	29.0	64.2
Total	$1,108.9	$6,918.4	$11,091.5	$9,046.2	$7,349.7	$18,196.8	$53,711.5

(a)Estimated interest payments for floating rate debt are based on rates as of September 30, 2020. Estimated interest payments include the estimated impact of our interest rate swap agreements.
(b)Includes commitments to purchase 302 aircraft and two purchase and leaseback transactions. The timing of our purchase obligation payments in this table is based on our current estimates. Due to the current Covid-19 pandemic, we expect that the delivery of many of our aircraft on order will be delayed to future periods. In addition, we have the right to reschedule the delivery dates of certain of our aircraft on order to future dates.
(c)Represents contractual payments on our office and facility leases.

Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 21—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.
Book value per share
The following table presents our book value per share as of September 30, 2020, December 31, 2019 and September 30, 2019:

	September 30, 2020	December 31, 2019	September 30, 2019
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$8,811.4	$9,314.9	$9,174.9

Ordinary shares issued	138,847,345	141,847,345	146,847,345
Treasury shares	(9,090,732)	(10,263,856)	(12,104,863)
Ordinary shares outstanding	129,756,613	131,583,489	134,742,482
Shares of unvested restricted stock	(2,163,670)	(2,354,318)	(2,229,371)
Ordinary shares outstanding, excluding shares of unvested restricted stock	127,592,943	129,229,171	132,513,111

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$69.06	$72.08	$69.24
Non-GAAP measures
The following are definitions of our non-GAAP measures and a reconciliation of such measures to the most closely related U.S. GAAP measures for the nine months ended September 30, 2020.
Net interest margin, annualized net spread, annualized net spread less depreciation and amortization and average cost of debt
Net interest margin is calculated as the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps and swaps. Annualized net spread is net interest margin expressed as a percentage of average lease assets. Annualized net spread less depreciation and amortization is net interest margin less depreciation and amortization, including maintenance rights expense, expressed as a percentage of average lease assets. Average cost of debt is calculated as interest expense, excluding mark-to-market on interest rate caps and swaps, divided by the average debt balance. We believe these measures may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. These measures reflect the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.

The following is a reconciliation of basic lease rents to net interest margin, annualized net spread and annualized net spread less depreciation and amortization for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,		Percentage Difference
	2020	2019
	(U.S. Dollars in millions)
Basic lease rents	$2,876	$3,219	(11%)
Interest expense	938	979	(4%)
Adjusted for:
Mark-to-market of interest rate caps and swaps	(15)	(29)	(49%)
Interest expense excluding mark-to-market of interest rate caps and swaps	923	950	(3%)
Net interest margin	$1,953	$2,269	(14%)
Depreciation and amortization, including maintenance rights expense	(1,283)	(1,312)	(2%)
Net interest margin less depreciation and amortization	$670	$957	(30%)

Average lease assets	$37,313	$37,524	(1%)

Annualized net spread	7.0%	8.1%
Annualized net spread less depreciation and amortization	2.4%	3.4%
Lease assets
Lease assets include flight equipment held for operating leases, flight equipment held for sale, net investment in finance and sales-type leases and maintenance rights assets.
Adjusted debt to equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
	(U.S. Dollars in millions, except debt/equity ratio)
Debt	$31,087	$29,486
Adjusted for:
Cash and cash equivalents	(3,244)	(1,121)
50% credit for long-term subordinated debt	(1,125)	(1,125)
Adjusted debt	$26,718	$27,240

Equity	$8,879	$9,382
Adjusted for:
50% credit for long-term subordinated debt	1,125	1,125
Adjusted equity	$10,004	$10,507

Adjusted debt/equity ratio	2.67 to 1	2.59 to 1

Summarized financial information of issuers and guarantors
Historically, in accordance with Rule 3-10 of Regulation S-X, AerCap has presented separate financial statements and other disclosures with respect to the entities that issue and guarantee its registered debt securities in a note to its consolidated financial statements.
In March 2020, the SEC adopted amendments to reduce and simplify the financial disclosure requirements for guarantors and issuers of guaranteed registered securities. The amendments will be effective January 4, 2021, but voluntary compliance in advance of January 4, 2021 is permitted. We elected to comply with the amended regulation starting with our Interim Report on Form 6-K for the quarter ended March 31, 2020, filed with the SEC on May 5, 2020.
AGAT/AICDC Notes
From time to time since the completion of the acquisition of ILFC, AerCap Trust and AICDC have co-issued senior unsecured notes (the “AGAT/AICDC Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 13—Debt” for further details on the AGAT/AICDC Notes. The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland Limited, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subsidiary Guarantors” and, together with the Parent Guarantor, the “AGAT/AICDC Guarantors”).
Subject to the provisions of the indenture governing the AGAT/AICDC Notes (the “AGAT/AICDC Indenture”), a Subsidiary Guarantor will be automatically and unconditionally released from its guarantee with respect to a series of AGAT/AICDC Notes under the following circumstances: (1) the sale, disposition or other transfer of (i) the capital stock of a Subsidiary Guarantor after which such Subsidiary Guarantor is no longer a Restricted Subsidiary (as defined in the AGAT/AICDC Indenture) or (ii) all or substantially all of the assets of a Subsidiary Guarantor; (2) the permitted designation of the Subsidiary Guarantor as an Unrestricted Subsidiary as defined in and pursuant to the AGAT/AICDC Indenture; (3) the consolidation, amalgamation or merger of a Subsidiary Guarantor with and into AerCap Trust, AICDC or another AGAT/AICDC Guarantor with such person being the surviving entity, or upon the liquidation of a Subsidiary Guarantor following the transfer of all of its assets to AerCap Trust, AICDC or another AGAT/AICDC Guarantor; or (4) legal defeasance or covenant defeasance with respect to such series, each as described in the AGAT/AICDC Indenture, or if the obligations of AerCap Trust and AICDC with respect to such series under the AGAT/AICDC Indenture are discharged.
The guarantee obligations of each Subsidiary Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subsidiary Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other AGAT/AICDC Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable fraudulent conveyance or transfer laws and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the AGAT/AICDC Guarantors are Irish and Dutch companies, it may be more difficult for holders of the AGAT/AICDC Notes to obtain or enforce judgments against such guarantors.
Because AICDC and certain AGAT/AICDC Guarantors are holding companies with very limited operations, their only significant assets are the equity interests of their directly held subsidiaries. As a result, AICDC and certain AGAT/AICDC Guarantors are dependent primarily upon dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on factors, such as their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).
Junior Subordinated Notes
In October 2019, AerCap Holdings N.V. issued $750.0 million aggregate principal amount of 5.875% fixed-rate reset junior subordinated notes due 2079 (the “Junior Subordinated Notes”). Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 13—Debt” and our audited Consolidated Financial Statements and “Note 14—Debt”, included in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020 for further details on the Junior Subordinated Notes. The Junior Subordinated Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Trust, AICDC, AerCap Ireland Limited, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (the “Subordinated Notes Guarantors”).

Subject to the provisions of the indenture governing the Junior Subordinated Notes (the “Subordinated Notes Indenture”), a Subordinated Notes Guarantor will be automatically and unconditionally released from its guarantee under the following circumstances: (1) the sale, disposition or other transfer of all or substantially all of the assets of a Subordinated Notes Guarantor; (2) the consolidation, amalgamation or merger of a Subordinated Notes Guarantor with and into AerCap Holdings N.V. or another Subordinated Notes Guarantor with such person being the surviving entity, or upon the liquidation of a Subordinated Notes Guarantor following the transfer of all of its assets to AerCap Holdings N.V. or another Subordinated Notes Guarantor; or (3) legal defeasance or covenant defeasance, each as described in the Subordinated Notes Indenture, or if the obligations of AerCap Holdings N.V. under the Subordinated Notes Indenture are discharged.
The guarantee obligations of each Subordinated Notes Guarantor are limited (i) to an amount not to exceed the maximum amount that can be guaranteed by a Subordinated Notes Guarantor (after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of all other Subordinated Notes Guarantors in respect of the obligations under their respective guarantees) without rendering the guarantee, as it relates to such Subordinated Notes Guarantor, voidable under applicable fraudulent conveyance or transfer laws and (ii) as necessary to recognize certain defenses generally available to guarantors, including voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally or other considerations under applicable law. In addition, given that some of the Subordinated Notes Guarantors are Irish and Dutch companies, it may be more difficult for holders of the Junior Subordinated Notes to obtain or enforce judgments against such guarantors.
Because AerCap Holdings N.V. and certain Subordinated Notes Guarantors are holding companies with very limited operations, their only significant assets are the equity interests of their directly held subsidiaries. As a result, AerCap Holdings N.V. and certain Subordinated Notes Guarantors are dependent primarily upon dividends and other payments from their subsidiaries to generate the funds necessary to meet their outstanding debt service and other obligations, and such dividends or other payments will in turn depend on their subsidiaries’ earnings, covenants in instruments governing their subsidiaries’ indebtedness, other contractual restrictions and applicable laws (including local law restricting payments of dividends).

Summarized Combined Financial Information
Summarized financial information (the “SFI”), as defined under Rule 1-02(bb) of Regulation S-X, is provided below for the issuers and the guarantor entities and includes AerCap Holdings N.V., AerCap Trust, AICDC, AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Limited and ILFC (collectively, the “Obligor Group”) as of September 30, 2020 and December 31, 2019, and for the nine months ended September 30, 2020. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-obligor entities.

Summarized combined financial information of issuers and guarantors
	September 30, 2020	December 31, 2019
	(U.S. Dollars in millions)
Flight equipment held for operating leases, net	$9,796	$12,375
Intercompany receivables	15,370	15,142
Total assets	31,858	32,541

Debt	20,017	19,188
Intercompany payables	4,163	4,538
Total liabilities	27,266	27,273
Non-controlling interest	77	78

Nine Months Ended
September 30, 2020
(U.S. Dollars in millions)
Total revenues and other income (a)	$1,852
Total expenses (b)	1,839
Income before income taxes and income of investments accounted for under the equity method	13
Net income	21
Net income attributable to AerCap Holdings N.V.	19

(a)Total revenues include interest income with non-obligor entities of $465 million.
(b)Total expenses include interest expense with non-obligor entities of $47 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 10—Derivative financial instruments,” “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 13—Debt” and our audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of September 30, 2020. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2020 - remaining	2021	2022	2023	2024	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$3,487.3	$3,305.7	$2,725.0	$1,229.6	$258.3	$75.0	$1.2
Weighted average strike rate	1.9%	1.8%	1.8%	2.4%	1.6%	1.5%

	2020 - remaining	2021	2022	2023	2024	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$3,618.5	$3,406.0	$2,453.1	$694.3	$—	$—	$(186.7)
Weighted average pay rate	2.4%	2.6%	2.8%	3.0%	—	—
The variable benchmark interest rates associated with these instruments ranged from one- to six-month U.S. dollar LIBOR.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the value of the U.S. dollar in relation to foreign currencies increases both our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. An increase in the value of the U.S. dollar in relation to foreign currencies decreases both our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
Inflation generally affects our lease revenue and costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, materially and adversely affected by inflation.

PART II OTHER INFORMATION
Item 1. Legal Proceedings
Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 23—Commitments and contingencies” in this report.
Item 1A. Risk Factors
The information presented below updates, and should be read in conjunction with, the risk factors and information disclosed in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020 and in our Interim Reports on Form 6-K for the quarters ended March 31, 2020 and June 30, 2020, filed with the SEC on May 5, 2020 and July 29, 2020, respectively. Except as presented below, there have been no material changes in our risk factors since those reported in our Annual Report for the year ended December 31, 2019 or our Interim Reports for the quarters ended March 31, 2020 and June 30, 2020.
The Covid-19 pandemic may have a material and adverse impact on our business.
In December 2019, an illness caused by a novel strain of coronavirus, Covid-19, was first detected in Wuhan, China, and has since spread globally. On March 11, 2020, the World Health Organization declared that the rapidly spreading Covid-19 outbreak was a global pandemic. The Covid-19 pandemic and responsive government actions have caused significant economic disruption, a dramatic reduction in commercial airline traffic and a high volume of flight cancellations, resulting in a broad adverse impact on air travel, the aviation industry and demand for commercial aircraft globally, all of which could have a material and negative effect on our results of operations, financial condition, liquidity and cash flows. The impact of the Covid-19 pandemic on our business will depend, among other things, on the severity and duration of the pandemic and its effects; the rate of recovery in air travel and the aviation industry, including the future demand for commercial aircraft; and global economic conditions.
We have agreed with many of our lessees to defer upcoming rent obligations. We expect that we may grant additional rent deferrals and extend the periods of repayment, and if the financial condition of our airline customers continues to weaken, we may grant further accommodations.
If we determine that the collectability of lessee rental payments is no longer probable (including any deferral thereof), we are then required to recognize rental revenues using a cash accounting method rather than an accrual method. In the period we conclude that collection of lease payments is no longer probable, we recognize any difference between revenue amounts recognized to date under the accrual-method and payments that have been collected from the lessee, including security deposit amounts held, as a current period adjustment to lease income. Subsequently, we recognize revenues based on the lesser of the straight-line rental income or the lease payments collected from the lessee, which could materially reduce our reported revenue. During the nine months ended September 30, 2020, we recognized rent payments from a number of our lessees, using the cash method, which resulted in a decrease in basic lease rents of approximately $193 million. If the financial condition of any additional lessees worsens, we may determine to recognize rent payments from such lessees using the cash method, which could, in future periods, further decrease basic lease rents.
Many national governments have provided, have introduced plans to provide, or have indicated that they may provide financial assistance to airlines. In some cases, in connection with this assistance, governments have imposed conditions on airline recipients of assistance, and governments may also impose conditions on any future assistance, such as requiring airlines to remove less environmentally-friendly aircraft from their fleets or obtain concessions from their creditors, including aircraft lessors, which could adversely impact our business. As part of NAS’s effort to satisfy certain conditions associated with a grant of governmental aid, we entered into an agreement with NAS to waive and reduce future lease payments in return for an equity interest in NAS, which will likely decrease our revenue in future periods. See “Item 3. Key Information—Risk Factors—Risks related to our business—Our financial condition is dependent, in part, on the financial strength of our lessees” in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020.
In addition to a reduction in basic lease rents, the significant decline in air travel has resulted, and may continue to result, in lower utilization of our aircraft, which is likely to reduce future supplemental maintenance rent and EOL compensation payable to us. We may also experience delayed or lost revenue if key aircraft manufacturers are unable to deliver aircraft on schedule due to Covid-19-related issues, such as supply chain disruptions, production cuts, facility shutdowns or liquidity constraints, although it is difficult for us to predict with certainty the impact that the Covid-19 pandemic will have on manufacturers.

We are observing, as a result of the significant and sustained decline in international air passenger traffic and an expectation of a long recovery time for international air traffic, a shift by some airlines away from current technology widebody aircraft in favor of new technology widebody aircraft. This has led us to recognize an impairment charge of $914.8 million related to flight equipment held for operating lease during the three months ended September 30, 2020. Further, a number of our lessees have initiated bankruptcy or comparable proceedings, and current market conditions have increased the likelihood that other lessees will default on their obligations to us or experience bankruptcy. For example, on May 26, 2020, LATAM Airlines Group S.A., one of our significant lessees, filed for Chapter 11 bankruptcy, and other lessees have also commenced Chapter 11 or similar proceedings as a result of the pandemic. If airlines continue to experience prolonged financial hardship or bankruptcies, or there are other adverse developments to the air travel industry arising from the pandemic, aircraft values may decline further, thereby increasing the likelihood that in future quarters we recognize additional impairment charges with respect to our aircraft. See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical accounting policies and estimates—Event-driven impairment assessments” in this Interim Report on Form 6-K. Additionally, any such developments could increase the likelihood that our definite-lived customer relationships intangible assets could be impaired. In addition, any bankruptcy, insolvency, reorganization or other restructuring of our lessees may result in their grounding our aircraft, negotiating reductions in aircraft lease rentals or altogether rejecting their leases, all of which could depress aircraft market value and adversely affect our ability to timely re-lease or sell aircraft at favorable rates, if at all. See “Item 3. Key Information—Risk Factors—Risks related to our business—Airline reorganizations could impair our lessees’ ability to comply with their lease payment obligations to us” in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020.
While we expect that, even with current market conditions, our liquidity is more than sufficient to satisfy our anticipated operational and other business needs over the next 12 months, we cannot assure you that operating cash flow will not be lower than we expect due to, for example, higher than expected deferral arrangements or payment defaults. Although we currently have a number of sources of liquidity, in some cases the availability of these sources is contingent upon our ability to satisfy certain financial covenants. See “Note 14—Debt—Revolving credit facilities” to our Consolidated Financial Statements in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020. Even though we do not currently foresee any difficulty or inability to remain in compliance with these financial covenants, to the extent we do not do so, we may be in default under, and/or unable to draw upon, these sources of liquidity or may be required to negotiate amendments with our counterparties, the terms of which could be unfavorable to us.
Additionally, the Covid-19 pandemic has led us to adopt remote working arrangements (which remain in place in some of our locations), which could negatively affect our operations or internal controls over financial reporting and may require us to implement new processes, procedures and controls to respond to further changes in our business environment. We also depend on certain key officers and employees; should any of them become ill and unable to work, it could impact our productivity and business continuity.
To the extent that the Covid-19 pandemic adversely affects our business and financial performance, it may also have the effect of exacerbating many of the other risks identified in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020, including “—Risks related to our business—The agreements governing our debt contain various covenants that impose restrictions on us that may affect our ability to operate our business,” “—Risks related to our business—The value and lease rates of our aircraft could decline” and “—Risks related to our business—Our financial condition is dependent, in part, on the financial strength of our lessees.”

The failure of an aircraft or engine manufacturer to meet its delivery obligations to us could negatively affect our cash flow and results of operations.
The supply of commercial aircraft is dominated by Airbus and Boeing and a limited number of engine manufacturers. As a result, we are dependent on these manufacturers remaining financially stable, producing aircraft which meet our lessees’ requirements and fulfilling contractual obligations they have to us.
When the manufacturers do not respond to changes in the market environment, bring aircraft to market that do not meet our lessees’ expectations or fail to fulfill contractual obligations they have to us, we may experience:
•missed or late delivery of aircraft and engines ordered by us and an inability to meet our contractual obligations to our customers, resulting in lost or delayed revenues, lower growth rates and strained customer relationships;
•an inability to acquire aircraft and engines and related components on terms that will allow us to lease those aircraft and engines to customers at a profit, resulting in lower growth rates or a contraction in our aircraft portfolio;
•a market environment with too many aircraft and engines available, creating downward pressure on demand for the aircraft and engines in our fleet and reduced market lease rates and sale prices;
•reduced demand for a particular manufacturer’s aircraft as a result of poor customer support or reputational damage to such manufacturer, thereby reducing the demand for those aircraft or engines in our fleet and reduced market lease rates and residual aircraft values for those aircraft and engines;
•a reduction in our competitiveness due to deep discounting by the aircraft or engine manufacturers, which may lead to reduced market lease rates and aircraft values and may affect our ability to remarket for lease or sell at a profit, some of the aircraft in our fleet; and
•technical or other difficulties with aircraft or engines after delivery that subject aircraft to operating restrictions or groundings, resulting in a decline in value and lease rates of such aircraft and reducing our ability to lease or dispose of such aircraft on favorable terms.
Our leases contain lessee cancellation clauses related to aircraft delivery delays, typically for aircraft delays greater than one year, and our purchase agreements contain similar provisions. If there are manufacturing delays for aircraft for which we have made future lease commitments, some or all of our affected lessees could elect to terminate their lease arrangements with respect to such delayed aircraft. Any such termination could negatively affect our cash flow and results of operations.
Following the fatal accidents of two Boeing 737 MAX aircraft, the worldwide fleet of these aircraft was grounded by aviation authorities in March 2019 and production was temporarily suspended by Boeing in January 2020, resulting in ongoing delays in the delivery of our aircraft on order from Boeing. As of September 30, 2020, we had five Boeing 737 MAX aircraft delivered and on lease. It is uncertain when and under what conditions our Boeing 737 MAX aircraft will return to service and when Boeing will resume making deliveries of our Boeing 737 MAX aircraft on order. As a result, we may incur future delays on our scheduled Boeing 737 MAX deliveries, and any such future delays could have an impact on our financial results. During the three months ended September 30, 2020, we cancelled our orders for 24 Boeing 737 MAX aircraft.
The grounding and its effects present a number of the risks to our business described above in this risk factor and the risk factors in “Item 3. Key Information—Risk Factors—Risks related to our business—Customer demand for certain types of our aircraft may decline” and “—Risks related to our business—The value and lease rates of our aircraft could decline” in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 5, 2020, particularly those relating to or arising from reduced demand for an aircraft type, increases in production rates from manufacturers, the reintroduction into service of aircraft previously in storage, the number of operators willing to use a particular type of aircraft, any regulatory or legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased, reputational damage of a particular aircraft type and manufacturer and lease cancellations by our lessees.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
The following table presents repurchases of our ordinary shares made by us during the nine months ended September 30, 2020:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. Dollars in millions) (a)
January 2020	305,012	$58.30	305,012	$357.5
February 2020	1,162,557	58.11	1,162,557	290.0
March 2020	662,940	48.22	662,940	258.0
April 2020	—	—	—	—
May 2020	—	—	—	—
June 2020	—	—	—	—
July 2020	—	—	—	—
August 2020	—	—	—	—
September 2020	—	—	—	—
	2,130,509	$55.06	2,130,509	$—

(a)For further detail on our share repurchase programs, please refer to Note 15—Equity.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.
Item 6. Exhibits
None.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory
Date: November 10, 2020